NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2006 AND 2005 AND FOR THE

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at December 31	2006	2005
Assets
Current
Cash	$5,482,407	$1,681,524
Short term investment (Note 2)	9,426,384	—
Amounts receivable and prepaid expenses	118,174	92,769
	15,026,965	1,774,293
Property expenditures advances	133,092	—
Fixed assets (Note 3)	143,219	6,706
Interest in exploration properties and
deferred exploration expenditures (Note 4 and statement)	4,187,430	1,075,701
	$19,490,706	$2,856,700
Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities (Note 8)	$383,366	$170,817
Shareholders’ equity
Common shares (Note 5 and statement)	18,478,026	4,329,779
Warrants (Note 6 and statement)	3,949,982	417,084
Contributed surplus (Note 7 and statement)	2,035,447	873,651
Accumulated deficit	(5,356,115)	(2,934,631)
	19,107,340	2,685,883
	$19,490,706	$2,856,700

COMMITMENTS (Notes 4 and 12)

APPROVED ON BEHALF OF THE BOARD:

Signed	“Marek Kreczmer”	, Director
Signed	“Simon Lawrence”	, Director

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

For the years ended December 31	2006	2005	2004	Cumulative from inception to December 31, 2006
Expenses
Stock based compensation expense (Note 7)	$1,146,144	$493,468	424,183	$2,063,795
Investor relations and promotion	366,021	302,828	367,200	1,036,049
Shareholders information	53,947	46,248	—	100,195
Management and administrative services	560,289	129,183	135,000	824,472
Professional fees	178,797	58,730	83,607	321,134
Regulatory fees	49,740	83,351	65,140	198,231
Office and administration	97,447	67,072	45,699	243,315
Travel expenses	117,361	38,811	—	156,172
Government fees and taxes	19,503	—	—	19,503
Foreign exchange (gain) loss	(11,483)	1,575	—	(9,908)
Amortization	3,826	1,815	631	6,272
	2,581,592	1,223,081	1,121,460	4,959,230
Net loss for the year and from inception before the following:	2,581,592	1,223,081	1,121,460	4,959,230
Exploration properties and deferred exploration expenditures written-off	208,748	602,193	—	810,941
Net loss for the year and from inception before taxes:	2,790,340	1,825,274	1,121,460	5,770,171
Future income tax (recovery) (Note 9)	(368,856)	(45,200)	—	(414,056)
Net loss for the year and from inception	2,421,484	1,780,074	1,121,460	5,356,115
ACCUMULATED DEFICIT, beginning of period	2,934,631	1,154,557	33,097	—
ACCUMULATED DEFICIT, end of period	$5,356,115	$2,934,631	$1,154,557	$5,356,115
Basic and diluted loss per share	0.03	0.02	0.02
Weighted average number of common shares	95,891,751	79,916,314	63,312,328

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

For the years ended December 31	2006	2005	2004	Cumulative from inception to December 31, 2006
Cash provided by (used in)
OPERATING ACTIVITIES
Net (loss) for the year and from inception	$(2,421,484)	$(1,780,074)	$(1,121,460)	$(5,356,115)
Stock based compensation expense (Note 7)	1,146,144	493,468	424,183	2,063,795
Future income tax recovery (Note 9)	(368,856)	(45,200)	—	(414,056)
Amortization	3,826	1,815	631	6,272
Exploration properties and deferred exploration expenditures written-off	208,748	602,193	—	810,941
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(25,405)	(14,784)	(77,985)	(118,073)
Accounts payable and accrued liabilities	101,936	(109,415)	187,625	190,146
	(1,355,091)	(851,997)	(587,006)	(2,817,090)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	13,098,845	1,672,179	1,986,734	16,757,758
Issue of warrants	3,909,113	206,622	246,540	4,362,275
Exercise of warrants	732,976	220,875	—	953,851
Exercise of options	273,200	57,500	—	330,700
Issue of special warrants, net of issue costs	—	—	—	195,409
	18,014,134	2,157,176	2,233,274	22,599,993
INVESTING ACTIVITIES
Fixed asset purchases	(157,092)	(4,946)	(4,206)	(166,244)
Interest in exploration properties and deferred exploration	(3,451,068)	(702,384)	(730,800)	(4,884,252)
Short term investment	(9,250,000)	—	—	(9,250,000)
	(12,858,160)	(707,330)	(735,006)	(14,300,496)
Increase in cash	3,800,883	597,849	911,262	5,482,407
Cash, beginning of year	1,681,524	1,083,675	172,413	—
Cash, end of year	$5,482,407	$1,681,524	$1,083,675	$5,482,407
SUPPLEMENTAL INFORMATION
Interest paid	—	—	2,979	2,979
Warrants issued for services provided	770,214	16,127	10,395	796,736
Change in accrued exploration expenditures	110,613	62,710	—	173,323
Change in accrued share issue costs	(19,897)	19,897	—	—
Conversion of special warrants into common shares	—	—	195,409	195,409
Value of shares and options issued to acquire exploration properties	521,119	182,000	—	703,119
Accrued capitalized interest	176,384	—	—	176,384

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Shareholders’ Equity

(Expressed in Canadian Dollars)

From Commencement of Operations (September 26, 2003) to December 31, 2006

	Common shares		Special Warrants	Warrants	Contributed Surplus	Accumulated Deficit	Total
	#	$	$	$	$	$	$
Issue of shares for cash	4,000,000	101	—	—	—	—	101
Issue of special warrants for cash	—	—	195,409	—	—	—	195,409
Loss for the year	—	—	—	—	—	(33,097)	(33,097)
Balance, December 31, 2003	4,000,000	101	195,409	—	—	(33,097)	162,413
Public offering, net of issue costs	60,000,000	1,321,537	—	—	—	—	1,321,537
Conversion of special warrants	8,000,000	195,409	(195,409)	—	—	—	—
Flow through private placement, net of issue costs	412,000	114,891	—	—	—	—	114,891
Stock based compensation	—	—	—	—	424,183	—	424,183
Private placement, net of issue costs	2,909,000	539,911	—	256,935	—	—	796,846
Loss for the year	—	—	—	—	—	(1,121,460)	(1,121,460)
Balance, December 31, 2004	75,321,000	2,171,849	—	256,935	424,183	(1,154,557)	1,698,410
Private placement, net of issue costs	3,950,090	1,636,155	—	222,749	—	—	1,858,904
Exercise of stock options	200,000	101,500	—	—	(44,000)	—	57,500
Flow through tax effect on date of renunciation	—	(45,200)	—	—	—	—	(45,200)
Stock based compensation	—	—	—	—	493,468	—	493,468
Exercise of warrants	455,000	283,475	—	(62,600)	—	—	220,875
Shares issued for interest in exploration properties and deferred exploration expenditures	300,000	182,000	—	—	—	—	182,000
Loss for the year	—	—	—	—	—	(1,780,074)	(1,780,074)
Balance, December 31, 2005	80,226,090	4,329,779	—	417,084	873,651	(2,934,631)	2,685,883

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Shareholders’ Equity

From Commencement of Operations (September 26, 2003) to December 31, 2006 (Continued)

	Common shares		Special Warrants	Warrants	Contributed Surplus	Accumulated Deficit	Total
	#	$	$	$	$	$	$
Balance, December 31, 2005	80,226,090	4,329,779	—	417,084	873,651	(2,934,631)	2,685,883
Private placement, net of issue costs	21,144,027	12,555,474	—	3,982,884	—	—	16,538,358
Exercise of stock options	920,000	476,800	—	—	(203,600)	—	273,200
Flow through tax effect on date of renunciation	—	(295,085)	—	(73,771)	—	—	(368,856)
Stock based compensation	—	—	—	—	1,197,663	—	1,197,663
Shares issued for interest in exploration properties and deferred exploration expenditures	640,000	469,600	—	—	—	—	469,600
Exercise of warrants	1,559,636	941,458	—	(208,482)	—	—	732,976
Expired warrants	—	—	—	(167,733)	167,733	—	—
Loss for the year	—	—	—	—	—	(2,421,484)	(2,421,484)
Balance, December 31, 2006	104,489,753	18,478,026	—	3,949,982	2,035,447	(5,356,115)	19,107,340

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures

(Expressed in Canadian Dollars)

For the years ended December 31	2006	2005	Cumulative from inception of project to December 31, 2006
Bear Project, Canada (Note 4(a))
Opening balance	$—	$560,767	$—
Transportation	—	11,290	222,287
Drilling	—	—	85,865
Acquisition costs	—	11,006	62,506
Camp costs	—	—	60,671
Project management fees	—	—	40,759
Labour	—	—	29,741
Geological, reports and maps	—	9,223	9,223
Consulting fees	—	10,019	23,613
General	—	2,325	63,004
Analysis and assays	—	1,458	12,466
Interest income	—	(3,895)	(7,942)
Activity during the year	—	41,426	602,193
Write-off of Bear Project	—	(602,193)	(602,193)
Closing balance	$—	$—	$—
Picachos Project, Mexico (Note 4(b))
Opening balance	$750,906	$154,764	$—
Geological, reports and maps	65,994	69,938	201,545
Labour	—	—	8,830
Earthwork and roads	6,017	—	6,017
Line and grid cutting	15,121	—	15,121
Geophysic	87,756	—	87,756
Camp costs	21,202	—	27,142
Transportation	1,022	1,528	6,386
Management fees	—	—	8,965
Professional fees	3,604	—	12,139
Drilling	2,285	—	5,690
Option payments	403,904	114,000	517,904
Staking	—	15,926	15,926
General	689	11,173	29,210
Analysis and assaying	—	91,008	127,346
Exploration advance	—	297,739	297,739
Interest income	(97,836)	(5,170)	(107,052)
Activity during the year	509,758	596,142	1,260,664
Closing balance	$1,260,664	$750,906	$1,260,664

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures (Continued)

(Expressed in Canadian Dollars)

For the years ended December 31	2006	2005	Cumulative from inception of project to December 31, 2006
Waterbury Project, Canada (Note 4(c))
Opening balance	$169,747	$—	$—
Assays	5,464	—	5,464
Geological, reports and maps	4,597	76,697	81,294
Drilling	221,912	—	221,912
Geophysics	328,996	—	328,996
Labour	69,500	—	69,500
Professional fees	10,799	—	10,799
Management fees	73,478	—	73,478
Operating costs	118,846	—	118,846
Option payment	79,000	93,050	172,050
Government assistance	(44,536)	—	(44,536)
Interest income	(97,836)	—	(97,836)
Activity during the year	770,220	169,747	939,967
Closing balance	$939,967	$169,747	$939,967
Fire Fly Project, United States (Note 4(d))
Opening balance	$114,697	$—	$—
Geological, reports and maps	16,226	18,466	34,692
Professional fees	—	8,173	8,173
Option payment	—	58,485	58,485
Exploration advance	—	7,500	7,500
Consulting	20,727	2,980	23,707
Claim staking	4,384	17,854	22,238
Field expenses	1,659	—	1,659
Geotechnician	8,588	—	8,588
General	8,017	85	8,102
Travel and accommodation	3,537	1,154	4,691
Rentals	4,586	—	4,586
Interest income	(19,175)	—	(19,175)
Activity during the year	48,549	114,697	163,246
Write-off of Fire Fly Project	(163,246)	—	(163,246)
Closing balance	$—	$114,697	$—

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures (Continued)

(Expressed in Canadian Dollars)

For the years ended December 31	2006	2005	Cumulative from inception of project to December 31, 2006
Irhazer and In Gall Projects, Niger (Note 4(e))
Opening balance	$40,351	$15,269	$—
Project administration costs	284,828	25,082	325,179
Acquisition costs	223,848	—	223,848
Camp costs	6,606	—	6,606
Enviromental	96,516	—	96,516
Geological	17,248	—	17,248
Geophysical	98,982	—	98,982
Line and grid cutting	4,390	—	4,390
Surveys	422,666	—	422,666
Interest income	(97,836)	—	(97,836)
Activity during the year	1,057,248	25,082	1,097,599
Closing balance	$1,097,599	$40,351	$1,097,599
North Rae Uranium Project, Canada (Note 4(f))
Opening balance	$—	$—	$—
Geophysical	11,802	—	11,802
Exploration	716,190	—	716,190
Staking	81,950	—	81,950
Acquisition costs	97,084	—	97,084
Professional fees	56,806	—	56,806
General	4,023	—	4,023
Interest income	(78,655)	—	(78,655)
Activity during the year	889,200	—	889,200
Closing balance	$889,200	$—	$889,200
TOTAL	$4,187,430	$1,075,701	$4,187,430

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) For the years ended December 31, 2006, 2005 and 2004
1.	NATURE OF OPERATIONS

Northwestern Mineral Ventures Inc. (the “Company” or “Northwestern”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated September 26, 2003. The Company, which is in the exploration stage, is engaged in the acquisition, exploration and development of mining properties with a focus on uranium. Currently it has interests in Canada, Mexico and Niger. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the exploration properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production. Northwestern is listed on the NASD Bulletin Board under the symbol “NWTMF”, the TSX Venture Exchange under the symbol “NWT” and on the Frankfurt Stock Exchange as “NMV”.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations and the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values. Some of the Company’s exploration properties are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at December 31, 2006 the Company had cash and short-term investments of $14,908,791 and working capital of $14,643,599. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing year as they fall due.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the previous year. These policies conform, in all material respects, with United States generally accepted accounting principles (“US GAAP”), except as discussed in Note 13. Outlined below are those policies considered particularly significant.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Northwestern Mineral Ventures (USA) Inc. and Northwest Mineral Mexico, S.A. de C.V. All material inter-company balances and transactions have been eliminated. All references to the Company should be treated as references to the Company and its subsidiaries.

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) For the years ended December 31, 2006, 2005 and 2004
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Short term investment

Short-term investments comprise of highly liquid Canadian dollar denominated guaranteed investment certificates with terms to maturity of greater than 90 days but not more than one year. Short-term investments are carried at the lower of cost or recoverable amount. As at December 31, 2006, the short term investment consisted of a guaranteed investment certificate bearing interest at 4.00% maturing July 10, 2007. The carrying value of the short term investment approximates its market value.

Fixed assets

Fixed assets are recorded at cost. Amortization is recorded on the declining balance basis at the following annual rates:

Computer equipment	30%
Furniture and fixtures	20%
Leasehold improvements	20%
Field equipment	20%
Vehicle	30%

Amortization of assets used in exploration are capitalized to deferred exploration expenditures.

Interest in Exploration Properties and Deferred Exploration Expenditures

The Company accounts for exploration property costs in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and abstract EIC 126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC 126”) of the Emerging Issues Committee. CICA 3061 provides for the capitalization of acquisition and exploration costs of an exploration property where such costs are considered to have the characteristics of property, plant and equipment. EIC 126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment, when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flows from the property.

Interest in exploration properties and deferred exploration expenditures are carried at cost until they are brought into production, at which time they are depleted on a unit-of production method based on proven and probable reserves. If a property is subsequently determined not to be economic, the property and related deferred costs are written down to net realizable value. Other general exploration expenses are charged to operations as incurred. The cost of exploration properties abandoned or sold and their related deferred exploration costs are charged to operations in the current year.

Costs include the cash consideration and the fair market value of the shares issued for the acquisition of exploration properties. The carrying value is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

EIC 126 provides that an exploration stage enterprise with initially capitalized exploration costs but that has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property, is not obliged to conclude that the capitalized costs have been impaired. However, EIC 126 references certain conditions that should be considered in determining subsequent write downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

The Company qualifies for mineral exploration assistance programs associated with the exploration and development of mineral properties located in Quebec. Recoverable amounts are offset against deferred exploration costs incurred when the Company has complied with the terms and conditions of the program and the recovery is reasonably assured.

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) For the years ended December 31, 2006, 2005 and 2004
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Retirement Obligations

The fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. The Company did not have any asset retirement obligations as at December 31, 2006 and 2005.

Flow-Through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfers the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciation will reduce share capital.

Stock Based Compensation Plan

The Company has a stock option plan that is described in Note 7(a). The fair value of any stock options granted to directors, officers, consultants and employees is recorded as an expense over the vesting period with a corresponding increase recorded to contributed surplus. The fair value of the stock based compensation is determined using the Black-Scholes option pricing model and management’s assumptions are disclosed in Note 7(a). Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Income Taxes

The Company uses the future income tax asset and liability method of accounting for income taxes. Under this method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Loss Per Common Share

Basic loss per share is calculated using the weighted average number of shares outstanding. Diluted loss per share is calculated using the treasury stock method. In order to determine diluted loss per share, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of options and warrants that would decrease loss per share. At December 31, 2006, 3,580,000 (2005 - 3,900,000; 2004 - 1,060,000) stock options and 12,506,638 (2005 - 3,364,015; 2004 - Nil) warrants and broker warrants could potentially be dilutive in the future.

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. All of the Company’s subsidiary operations are classified as integrated for foreign currency translation purposes. Foreign currency monetary assets and liabilities are translated at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in the period in which they occur. Unless otherwise stated, all amounts are in Canadian dollars.

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) For the years ended December 31, 2006, 2005 and 2004
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Measurement Uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the report period. The most significant estimates are related to the recoverability of exploration expenditures, valuation of asset retirement obligations, stock based compensation, and future tax assets and liabilities. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

3.	FIXED ASSETS

	Cost	Accumulated Depreciation	Net Carrying Value 2006	Cost	Accumulated Amortization	Net Carrying Value 2005
Computer equipment	$34,120	$6,413	$27,707	$9,152	$2,446	$6,706
Furniture and fixtures	11,598	585	11,013	—	—	—
Leasehold improvements	1,283	106	1,177	—	—	—
Field equipment	40,591	994	39,597	—	—	—
Vehicle	78,652	14,927	63,725	—	—	—
	$166,244	$23,025	$143,219	$9,152	$2,446	$6,706
4.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

(a) Bear Project, Canada

The Company and Fronteer Development Group Inc. (“Fronteer”) executed a definitive formal agreement (the “Agreement”) along with several amending agreements covering the Conjuror, Achook, McPhoo, and Longtom claims in the Northwest Territories (collectively, the “Bear Project”). Pursuant to the Agreement, the Company may acquire the right to earn up to 50% interest in the Bear Project for the following consideration:

(i)	an initial payment to Fronteer of $20,000 cash (paid);
(ii)	completion of exploration expenditures by the Company in the amount of $5,000,000 over a five-year period ending September 26, 2008.
(iii)	annual cash payments to Fronteer, commencing on the first year anniversary of the Option Agreement of $30,000 (paid), $40,000, $50,000, $60,000 and $70,000 respectively over a five-year period.

During the year ended December 31, 2005, management decided to terminate the Bear Project and focus on other projects. There were no financial penalties associated with the termination of the Bear Project. As a result, capitalized costs of $602,193 were written-off in 2005.

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) For the years ended December 31, 2006, 2005 and 2004
4.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(b) Picachos Project, Mexico

On July 14, 2004 the Company entered into an option agreement with RNC Gold Inc. (“RNC”) to acquire a 50% undivided interest in the 6,700 hectare silver-gold Picachos property in Durango, Mexico. In order to earn its interest, the Company had to incur $500,000 in exploration expenditures on or before December 31, 2005 and $1 million on or before December 31, 2006. The Company also had to generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year. The Chairman and CEO of the Company was also a director of RNC at the time the Option Agreement was signed. On January 12, 2005, the Chairman resigned as director of RNC. During the year ended December 31, 2005, a director of the Company was also a director of RNC. On February 28, 2006, this individual resigned as a director of RNC.

On October 14, 2005 the Company completed another agreement with RNC, granting the Company the right to acquire a 100% interest in the property portfolio. Under the terms of this agreement, the Company was granted the right at feasibility to acquire RNC’s remaining 50% stake in the Picachos Project. The purchase price of $20 million is payable as: $3 million at the completion of a feasibility study, then $9 million at the commencement of commercial production, and then $2 million on each of the first through fourth anniversaries of the commencement of commercial production. The Company issued 200,000 common shares valued at $114,000 from its treasury to RNC as consideration for entering into this agreement.

In February 2006, RNC was acquired by Yamana Gold Inc. (“Yamana”).

After signing a Letter of Intent dated July 12, 2006 with Yamana Gold Inc. and Minera Tango, S.A. de C.V., a wholly owned subsidiary of Yamana Gold Inc. (collectively, “Yamana”), the Company and Yamana entered into an Option Agreement dated December 22, 2006, whereby Northwestern can earn an undivided 70% interest in the Picachos Project.

To earn a 70% interest in the project, Northwestern has to incur US$3,000,000 in exploration expenditures over the three year period ended December 22, 2009, of which the Company has committed to incur US$500,000 on or before December 22, 2007. In addition the Company is required to make cash payments of US$400,000, including US$100,000 (paid) on the signing of a definitive option agreement (signed), and issue 1,000,000 common shares over a three-year period, including 400,000 common shares within 30 days of signing of the agreement (issued and valued at $272,000) and which are subject to a four-month hold period. The remaining shares will be issued in stages and will be subject to all required regulatory hold periods.

Northwestern will act as operator of the project. Northwestern and Yamana terminated the prior option agreement pertaining to the Picachos Project that was signed between Northwestern and RNC Gold Inc.

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) For the years ended December 31, 2006, 2005 and 2004
4.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(c) Waterbury Project, Canada

On November 9, 2005, the Company completed a formal option agreement with CanAlaska Uranium Ltd. (formerly “CanAlaska Ventures Ltd.”) (“CanAlaska”) to acquire up to a 75% ownership interest in nine uranium claims, collectively called the “Waterbury Project”, in the eastern Athabasca Basin, Saskatchewan, Canada. Under the terms of the formal option agreement, the Company will pay, in installments, a total of $150,000 ($25,000 paid in each of years 2005 and 2006 for a total of $50,000) to acquire an initial 50% interest in the Waterbury Project from CanAlaska. In addition, CanAlaska will receive a 3% net smelter royalty (NSR) and 300,000 common shares (100,000 issued in each of years 2005 and 2006, valued at $68,000 and $54,000 respectively) from the Company’s treasury to be released in stages. The Company has agreed to spend a minimum of $2 million on the Waterbury Project prior to April 1, 2008.

The Company can increase its ownership to 60% by spending an additional $2 million on the property within two years of vesting its 50% interest. Thereafter, the Company can increase its stake to 75% by completing a Bankable Feasibility Study within two years from the date it vests its 60% interest. During this development stage, the Company would spend an annual minimum of $500,000 on the Waterbury Project. CanAlaska would also receive an additional 200,000 common shares from the Company’s treasury.

CanAlaska will act as operator of the property until the Company has a vested 60% interest, at which time the Company may become the operator. See Note 12(c).

(d) Fire Fly Project, United States

On December 9, 2005, the Company signed an option agreement to acquire 100% ownership of two uranium-vanadium mines, collectively called the “Firefly Project”, in the La Sal uranium district in southeastern Utah from GeoXplor Corp. (“GeoXplor”).

Under the terms of the option agreement, the Company will pay US$5,100,000 to acquire the Firefly Project from GeoXplor, which included an initial payment of US$50,000 (paid) and payment of US$50,000 upon receipt of board and regulatory approval, issue 300,000 common shares, and spend a minimum of US$700,000.

The Company’s management team has elected not to proceed with the Firefly Project during the year ended December 31, 2006 as management believes that other projects have greater exploration potential. Accordingly, all costs related to the project have been written off.

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) For the years ended December 31, 2006, 2005 and 2004
4.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(e) Irhazer and In Gall Projects, Niger

On March 8, 2006, the Company acquired prospecting permits for two uranium properties, Irhazer and In Gall, located in the West African country of Niger. The Government of Niger has entered into a mining convention with the Company for the two uranium properties for a term of thirty (30) years. Each property consists of 2,000 square kilometres (500,000 acres) of mineral rights. The Company has the obligation to expand an aggregate of US$2.2 million in exploration expenditures on each of the properties over a period of three years. The Government of Niger is entitled to a 5.5% mining royalty, a 10% retained interest and up to a 20% participating interest on production.

Finder’s fees of 40,000 common shares valued at $49,600 were issued to a consultant during the year ended December 31, 2006.

(f) North Rae Uranium Project, Canada

On March 2, 2006, the Company signed a letter agreement to acquire a controlling interest in an uranium project located in the Ungava Bay region of northern Quebec, Canada from Azimut Exploration Inc. (“Azimut”). The “North Rae Uranium Project” consists of three blocks representing 668 claims with a total area of 298.9 square kilometres or 73,835 acres (29,880 hectares). Under the terms of the agreement, the Company will pay $210,000 in cash installments over four years, and will issue 150,000 common shares (100,000 issued, valued at $94,000). The Company will also spend a total of $2.9 million in exploration expenditures over five years to earn an initial 50% interest in the project from Azimut, at which stage Azimut would retain a 2% yellow cake royalty. The Company can increase its ownership to 65% by issuing an additional 100,000 shares and paying an additional $100,000 in cash over five years from the date the Company earned its 50% interest. To earn its 65% interest, the Company must also incur a minimum of $1 million in exploration expenditures over five years from the date the Company earned its 50% interest, and produce a bankable feasibility study. The Company is the operator of the project. See Note 12(d).

The Company is in the process of filing for approximately $318,900 of government assistance related to exploration expenditures in the province of Quebec that have not been recognized in the accounts. Upon receipt, the assistance will be applied to the exploration properties to which they pertain.

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) For the years ended December 31, 2006, 2005 and 2004
5.	SHARE CAPITAL
a)	Authorized

Unlimited number of common shares

b)	Issued and outstanding
(i)

On December 21, 2005, the Company completed a private placement of 1,707,665 flow-through common shares at a price of $0.60 per share, and 909,091 units (the “Units”) at a price of $0.55 per Unit. Each Unit consisted of one common share and one-half of one common share purchase warrant exercisable at a price of $0.70 until December 21, 2006. The proceeds of $1,024,599 from the flow through shares were renounced subsequent to December 31, 2005. The renunciation created a future income tax liability of $368,856, which was allocated as a cost of issuing the flow-through shares. In connection with the private placement, the Company paid Toll Cross Securities Inc. (“Toll Cross”) a commission of approximately $106,700 and issued to Toll Cross broker warrants entitling it to acquire 63,636 Units at an exercise price of $0.55 per Unit.

(ii)

On January 27, 2005, the Company issued 1,333,334 units in a non-brokered private placement at a price of $0.375 per unit for gross proceeds of $500,000. Each unit consists of one common share and one common share purchase warrant exercisable at a price of $0.465 until July 27, 2006.

The warrants and broker warrants issued in 2005 were valued using the Black-Scholes option-pricing model. The assumptions used for the valuation were:

(a)

Warrants issued on private placement (1): expected dividend yield 0%, expected volatility 100%, risk-free interest rate 4% and an expected life of 12 months. Value assigned to 454,545 warrants is $48,282 before issue costs.

(b)

Broker warrants issued on private placement (1): expected dividend yield 0%, expected volatility 100%, risk-free interest rate 4% and an expected life of 12 months. Value assigned to 63,636 broker warrants is $16,127 before issue costs.

(c)

Warrants issued on private placement (2): expected dividend yield 0%, expected volatility 100%, risk-free interest rate 4% and an expected life of 18 months. Value assigned to 1,333,334 warrants is $158,340 before issue costs.

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) For the years ended December 31, 2006, 2005 and 2004
5.	SHARE CAPITAL (continued)
b)	Issued and outstanding (continued)
(iii)

The Company issued 412,000 flow-through common shares for proceeds of $125,660 in 2004. This amount was renounced subsequent to December 31, 2004. The renunciation created a future income tax liability of $45,200, which was allocated as a cost of issuing the flow-through shares.

(iv)

Effective September 6, 2005, the Company completed a stock split, where-by each issued common share of the Company was subdivided into two common shares. Each registered shareholder of the Company received one additional new share for every common share held. No action was required by the shareholders. The outstanding warrants and stock options were also subdivided at the same ratio as the common shares. The exercise prices of the warrants and stock options were adjusted to reflect the stock split. Shares and per share amounts presented in these consolidated financial statements have been retroactively adjusted to reflect this stock split.

(v)

On May 5, 2006, the Company completed a private placement financing of 21,144,027 units for gross proceeds of $17,972,423. Each unit (priced at $0.85 per unit) consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $1.15 until either (i) May 5, 2008; or (ii) in the event that the common shares of Northwestern commence trading on either Tier 1 of the TSX Venture Exchange or the Toronto Stock Exchange prior to May 5, 2008, then May 5, 2011. In addition, Northwestern granted the agents to the financing an option to purchase up to 5,882,353 additional units at $0.85 per unit that expire on the date that is the earlier of 30 days following the closing date of the private placement and June 5, 2006. The option to purchase the additional units expired unexercised.

On closing, Northwestern paid the agents an aggregate commission of $1,258,070 cash and 1,480,082 broker warrants. Each broker warrant is exercisable into one common share at a price of $1.15 until November 5, 2007. Other cash costs related to the private placement amounted to $175,994.

The warrants and broker warrants issued in 2006 were valued using the Black-Scholes option-pricing model. The assumptions used for the valuation were:

(a)

Warrants issued on private placement (v): expected dividend yield 0%; expected volatility - 100%; risk-free interest rate - 4.3%; and an expected life of 2 years. The value assigned to 10,572,013 warrants is $3,653,500 less issue costs of $514,600.

(b)

Broker warrants issued on private placement (v): expected dividend yield - 0%; expected volatility - 100%; risk-free interest rate - 4.3%; and an expected life of 18 months. The value assigned to 1,480,082 broker warrants is $762,800.

(c)

Broker warrants issued on private placement (i): expected dividend yield 0%, expected volatility 79.6%, risk-free interest rate 3.96% and an expected life of 12 months. The value assigned to 31,818 broker warrants is $7,414.

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) For the years ended December 31, 2006, 2005 and 2004
6.	COMMON SHARE PURCHASE WARRANTS AND BROKER WARRANTS

The following table represents a continuity of warrants for the years ended December 31, 2005 and 2006. All numbers shown in the chart below have been adjusted to account for the 2:1 stock split that occurred on September 6, 2005 (Note 5(b)(iv)):

Expiry Date	Exercise Price	January 1, 2006 Balance	Issued	Exercised	Expired	December 31, 2006 Balance	December 31, 2006 Black- Scholes Value ($)
Warrants
April 15, 2006	$0.475	500,000	—	(500,000)	—	—	—
April 15, 2006	$0.35	63,000	—	(63,000)	—	—	—
June 3, 2006	$0.475	949,500	—	(933,000)	(16,500)	—	—
July 27, 2006	$0.465	1,333,334	—	—	(1,333,334)	—	—
December 21, 2007(*)	$0.70	454,543	—	—	—	454,543	48,282
May 5, 2008	$1.15	—	10,572,013	—	—	10,572,013	3,138,900
		3,300,377	10,572,013	(1,496,000)	(1,349,834)	11,026,556	3,187,182
Broker Warrants
December 21, 2006	$0.55	63,636	—	(63,636)	—	—	—
December 21, 2006	$0.70	—	31,818	—	(31,818)	—	—
November 5, 2007	$1.15	—	1,480,082	—	—	1,480,082	762,800
		63,636	1,511,900	(63,636)	(31,818)	1,480,082	762,800
		3,364,013	12,083,913	(1,559,636)	(1,381,652)	12,506,638	3,949,982
(*)

The term of the share purchase warrants that were originally issued in connection with a private placement that closed on December 21, 2005, which would have expired on December 21, 2006, will now expire on December 21, 2007.

Expiry Date	Exercise Price	January 1, 2005 Balance	Issued	Exercised	Expired	December 31, 2005 Balance	December 31, 2005 Black- Scholes Value ($)
Warrants
April 15, 2006	$0.475	900,000	—	(400,000)	—	500,000	70,000
April 15, 2006	$0.35	63,000	—	—	—	63,000	10,395
June 3, 2006	$0.475	1,004,500	—	(55,000)	—	949,500	113,940
July 27, 2006	$0.465	—	1,333,334	—	—	1,333,334	158,340
December 21, 2007	$0.70	—	454,543	—	—	454,543	48,282
		1,967,500	1,787,877	(455,000)	—	3,300,377	400,957
Broker Warrants
December 21, 2006	$0.55	—	63,636	—	—	63,636	16,127
		1,967,500	1,851,513	(455,000)	—	3,364,013	417,084

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) For the years ended December 31, 2006, 2005 and 2004
7.	STOCK OPTIONS AND CONTRIBUTED SURPLUS
(a)	Stock Options

The Company has a stock option plan for the purchase of common shares for its directors, officers, employees and other service providers. The aggregate number of common shares reserved for issuance under the stock option plan is the lesser of 7,200,000 common shares and 10% of the issued and outstanding common shares of the Company. The options are non-assignable and non-transferable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant, subject to all applicable regulatory requirements.

The following table represents a continuity of stock options for the year ended December 31, 2005 and 2006. All numbers shown in the chart below have been adjusted to account for the 2:1 stock split that occurred on September 6, 2005 (Note 5(b)(iv)):

	Number of Stock Options		Weighted Average Exercise Price
	2006	2005	2006 $	2005 $
Opening Balance	3,900,000	2,120,000	0.526	0.305
Options granted	1,300,000	1,980,000	0.645	0.739
Options exercised	(920,000)	(200,000)	0.297	0.288
Options cancelled	(700,000)	—	0.516	—

Ending Balance	3,580,000	3,900,000	0.630	0.526

During 2006, 1,300,000 (2005 - 1,980,000) stock options were granted to consultants, directors and employee of the Company. The following weighted average assumptions were used under the Black-Scholes option-pricing model:

	2006	2005

Expected dividend yield	0%	0%
Expected volatility	97%	100%
Risk-free interest rate	4%	4%
Expected life	5.0 years	4.9 years

These stock options have vesting terms as follows:

In 2005, 1,900,000 stock options vest in four equal tranches every 3 months and 80,000 stock options vested as a result of the successful application of two prospecting permits in Niger as described in Note 4(e).

In 2006, 950,000 stock options vested immediately at date of grant and 350,000 stock options vest in four equal tranches every 6 months.

Unexercised stock options at September 6, 2005 were adjusted to account for the 2:1 one stock split that occurred on September 6, 2005 (Note 5(b)(iv)).

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

7.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (continued)
(a)	Stock Options (continued)

As at December 31, 2006, the Company had the following stock options outstanding:

Number of Options	Exercisable Options	Exercise Price ($)	Expiry Date
600,000	600,000	0.3375	April 23, 2007 (Note 12(e))
80,000	80,000	0.47	August 2, 2008
1,900,000	1,900,000	0.75	October 14, 2010
650,000	650,000	0.68	May 25, 2011
250,000	—	0.44	September 6, 2011
100,000	—	0.40	September 20, 2011
3,580,000	3,230,000
(b)	Contributed surplus

The following table reflects the continuity of contributed surplus for the years ended December 31, 2005 and 2006.

Amount
Balance, December 31, 2004	$424,183
Stock based compensation expense	493,468
Stock options exercised	(44,000)
Balance, December 31, 2005	873,651
Warrants expired	167,733
Stock based compensation expense	1,146,144
Stock based compensation charged to the Irhazer and In Gall Project	51,519
Stock options exercised	(203,600)
Balance, December 31, 2006	$2,035,447
8.	RELATED PARTY TRANSACTIONS

The Company incurred $556,633 in fiscal 2006 (2005 - $129,183; 2004 - $144,000) for consulting and directors fees rendered by directors and officers of the Company. The entire amount has been expensed in the statement of operations and deficit. Included in accounts payable and accrued liabilities at December 31, 2006 is $52,911 (2005 - $14,301) owing to these related parties.

During the year ended December 31, 2006, 1,200,000 (2005 - 1,900,000; 2004 - 1,400,000) stock options were granted to directors and/or officers of the Company.

See Note 4(b) with respect to certain officers and directors of the Company being directors of RNC.

These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

9.	INCOME TAXES

The following table reconciles the expected income tax recovery at the statutory income tax rate of 36% (2005 - 36%; 2004 - 36%) to the amounts recognized in the statements of operations:

	2006	2005	2004
Loss before taxes	$(2,790,340)	$(1,825,274)	$(1,121,460)
Expected income tax recovery at statutory rate	(1,004,500)	(657,100)	(403,700)
Share issue costs	(516,300)	(37,800)	(25,900)
Exploration properties and deferred exploration expenditures written-off	75,100	216,800	—
Stock based compensation	412,600	177,600	152,700
Exploration overhead	—	75,000	187,100
Other	(35,156)	4,300	—
Change in valuation allowance	699,400	176,000	89,800
Income tax (recovery)	$(368,856)	$(45,200)	$—

The following table reflects the future income tax assets and liabilities at December 31, 2006 and 2005:

	2006	2005
Future income tax assets (liabilities):
Non-capital losses	$730,000	$330,800
Exploration properties	354,400	437,700
Share issue costs	500,700	125,500
Fixed assets	8,300	—
	1,593,400	894,000
Less: valuation allowance	(1,593,400)	(894,000)
	$—	$—

The Company has unclaimed share issue costs of $1,390,700 and non-capital losses of $1,973,000 available to reduce future taxable income. Of these losses, $33,100 expire in 2010, $246,300 expire in 2014, $614,500 expire in 2015 and $1,079,100 expire in 2026. The Company also has Canadian exploration expenditures totaling approximately $2,319,200, Canadian development expenses of $458,600, and foreign exploration and development expenditures of $2,394,100, which under certain circumstances, may be utilized to reduce taxable income in future years. Management believes that it is not considered more likely than not that it will create sufficient taxable income to realize its future tax assets. As a result, a full valuation allowance has been recognized.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

10.	SEGMENTED INFORMATION

The Company’s principal operations are the acquisition, exploration and development of mineral properties. All exploration properties are situated in Canada, Mexico, Niger and the United States of America (see Note 4). Cash and short-term investments of $14,910,959 (2005 - $1,681,524) are held in Canadian chartered banks and a cash deficit of $2,168 (2005 - $Nil) is held in Niger.

	2006	2005
Canada	$16,992,448	$1,950,746
Mexico	1,278,025	750,906
United States of America	—	114,697
Niger	1,220,233	40,351
	$19,490,706	$2,856,700

Substantially all of the Company’s operating expenses are incurred in Canada.

11.	FINANCIAL INSTRUMENTS

Fair Value

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

At December 31, 2006, the Company’s financial instruments consisted of cash, short-term investment, amounts receivable, and accounts payables and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximate the carrying values.

Foreign Exchange Risk

The Company’s financings are in Canadian dollars. Certain of the Company’s expenses are incurred in U.S., Mexican and West African (Niger) currencies and are therefore subject to gains or losses due to fluctuations in exchange rates.

Commodity Price Risk

The future profitability of the Company is directly related to the market prices of gold, copper, uranium and other minerals.

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) For the years ended December 31, 2006, 2005 and 2004
12.	SUBSEQUENT EVENTS
a)	Daniel Lake Uranium Project

On January 24, 2007, the Company entered into a definitive option agreement with Azimut Exploration Inc. (“Azimut”) to expand their uranium project in the Ungava Bay region of northern Quebec. Under the terms of the agreement, Northwestern will acquire controlling interest in a second property that is contiguous with its North Rae Uranium Project disclosed in Note 4(f). This new property, Daniel Lake Uranium Project, consists of an additional two blocks representing 862 claims with a total area of 390.3Km2 or 96,445 acres (39,030 hectares).

Under the terms of the definitive option agreement, Northwestern will pay $230,000 in cash installments over a four-year period and issue 200,000 common shares. An initial payment of $50,000 is due within 15 days of the option agreement and $30,000 is payable upon the first anniversary of the option agreement. Northwestern will also spend a total of $2.6 million in exploration expenditures on the property in tranches over five years, of which the Company has committed to incur expenditrues of $300,000 during the first year of the agreement to earn an initial 50% interest in the project from Azimut, at which stage Azimut would retain a 2% yellow cake royalty. Shares will be issued in two stages with 100,000 common shares to be issued upon the first anniversary of the option agreement (subject in each case to TSX Venture Exchange approval). Shares are subject to all required regulatory hold periods. Northwestern can subsequently increase its ownership to 65% by issuing an additional 100,000 common shares and paying an additional $150,000 in cash over an additional five years. To earn its 65% interest, Northwestern must also incur a minimum additional $1.0 million in exploration expenditures over five years and produce a bankable feasibility study during the five-year period, subject to extension in certain circumstances. In the event Northwestern does not elect to increase its interest in the property up to 65% once it has fully exercised its 50% option, it shall pay Azimut a final cash payment of $100,000.

b)	Dissolution of Subsidiary

Subsequent to year end, Northwestern Mineral Ventures (USA) Inc. was dissolved.

c)	Waterbury Property Agreement

On March 30, 2007, the option agreement with CanAlaska described in Note 4(c) was amended. The new terms require the Company to make a cash payment of $25,000 (paid March 30, 2007) instead of $50,000 by April 1, 2007 and $75,000 instead of $50,000 by April 1, 2008. The Northwestern shares that were to be issued to CanAlaska by April 1, 2007 can now be issued on or before April 1, 2008. The Company has agreed to commit to an additional $511,000 for the 2007 exploration program, resulting in a total exploration expenditure commitment of $1,200,000 on the property for 2007.

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) For the years ended December 31, 2006, 2005 and 2004
12.	SUBSEQUENT EVENTS (continued)
d)	North Rae Uranium Project

The Company finalized the North Rae Option Agreement with Azimut Exploration Inc. (“Azimut”) on January 9, 2007 following a Letter of Intent dated March 2, 2006. Under the terms of the agreement, the Company can earn an initial 50% in the property by incurring $2.9 million in work expenditures, paying $210,000 cash and issuing 150,000 common shares over the next five years. Northwestern can subsequently increase its interest to 65% by making cash payments totaling $100,000, issuing 100,000 common shares, incurring $1,000,000 ($200,000/year) in work expenditures over the next five years and delivering a bankable feasibility study. Azimut retains a 2% yellow cake royalty.

On April 17, 2007, 50,000 common shares of the Company valued at $40,500, were issued to Azimut as per the letter of agreement described in Note 4(f).

e)	Stock Options

Effective January 1, 2007, the Company entered into two consulting agreements pursuant to which it granted a total of 450,000 stock options, 250,000 stock options exercisable at $0.84 per share and 200,000 stock options exercisable at $0.81, for a period of 5 years. The options vest over a two-year period.

Subsequent to year-end, 600,000 options exercisable at $0.3375 per share were exercised.

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) For the years ended December 31, 2006, 2005 and 2004
13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The following represents the material adjustments to the consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 in order to conform to accounting principles generally accepted in the United States (“US GAAP”).

As at December 31	2006	2005
	$	$
Assets
Canadian GAAP	19,490,706	2,856,700
Exploration properties and deferred exploration expenditures (a)	(4,187,430)	(1,075,701)
US GAAP	15,303,276	1,780,999

Accounts Payable and Accrued Liabilities
Canadian GAAP	383,366	170,817
Flow through shares (b)	—	166,667
US GAAP	383,366	337,484

Future Income Taxes
Canadian GAAP	—	—
Exploration properties and deferred exploration expenditures expensed (a)	1,120,200	387,000
Increase in valuation allowance	(1,120,200)	(387,000)
US GAAP	—	—

Capital Stock
Canadian GAAP	18,478,026	4,329,779
Flow through shares (b)	247,389	(121,467)
US GAAP	18,725,415	4,208,312

Deficit
Canadian GAAP	(5,356,115)	(2,934,631)
Cumulative exploration properties adjustment (a)	(4,187,430)	(1,075,701)
Flow-through shares	(247,389)	(45,200)
US GAAP	(9,790,934)	(4,055,532)

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) For the years ended December 31, 2006, 2005 and 2004
13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

For the years ended December 31	2006	2005	2004
Statement of Operations
Net (loss) under Canadian GAAP	(2,421,484)	(1,780,074)	(1,121,460)
Exploration properties and deferred exploration expenditures (a)	(3,111,729)	(344,901)	(730,800)
Flow-through shares (b)	(202,189)	(45,200)	—
Net (loss) and comprehensive loss under US GAAP	(5,735,402)	(2,170,175)	(1,852,260)

Basic and diluted loss per share - US GAAP	0.05	0.03	0.03

Statement of Cash Flows
Cash flows from operating activities under Canadian GAAP	(1,355,091)	(851,997)	(587,006)
Exploration properties and deferred exploration expenditures (a)	(3,451,068)	(702,384)	(730,800)
Cash flows from operating activities under US GAAP	(4,806,159)	(1,554,381)	(1,317,806)
Cash flows from investing activities under Canadian GAAP	(12,858,160)	(707,330)	(735,006)
Exploration properties and deferred exploration expenditures (a)	3,451,068	702,384	730,800
Cash flows from investing activities under US GAAP	(9,407,092)	(4,946)	(4,206)
(a)	Exploration Properties and Deferred Exploration Expenditures

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized during the search for a commercially mineable body of ore. Under US GAAP, expenditures on exploration properties can only be deferred subsequent to the determination that proven or probable mineral reserves exist at which time costs incurred to bring the mine into production are capitalized as development costs. Capitalized costs are then amortized on a unit-of-production basis based on proven and probable reserves. An additional depletion and exploration expense is required to be recognized under US GAAP. For the purposes of the consolidated statements of cash flows, these costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under US GAAP. Under US GAAP, the property expenditure advances would be classified as current assets on the balance sheet and included in the amounts receivable and prepaid expenses. In the statement of cash flows, these expenditures would be classified as cash flows from operations in lieu of cash flows from investing activities for Canadian GAAP.

(b)	Flow-through Shares

Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company. The tax effect of this temporary difference is recorded as a cost of issuing the shares.

The Financial Accounting Standards Board (“FASB”) staff has taken the view that under SFAS 109, “Accounting for Income Taxes”, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed, when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance. Under US GAAP, the amounts received from the issuance of flow-through shares and not yet expended on the related exploration costs are separately classified as restricted cash. At December 31, 2006, the Company had restricted cash of $Nil (2005 - $1,024,599).

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) For the years ended December 31, 2006, 2005 and 2004
13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
(c)	Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2006, 2005, and 2004.

(d)	Stock-Based Employee Compensation

On September 26, 2003 (date of incorporation), the Company prospectively adopted the fair value based method for its employee options. In December 2004, FASB issued SFAS 123(R), “Share-Based Payment”, which is a revision of SFAS 123, “Accounting for Stock Based Compensation”, eliminating the intrinisic value for accounting of equity based transactions primarily with employee based services. SFAS 123(R) requires all share based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Effective January 1, 2006, the Company adopted SFAS 123(R). As the Company currently uses the fair value method to account for all stock option grants, there were no differences between Canadian and US GAAP with respect to options granted since inception.

(e)	Comprehensive Income

Effective for fiscal years beginning after December 15, 1997, SFAS 130 “Reporting Comprehensive Income”, is applicable for U.S. GAAP purposes. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. No material difference arises from the application of SFAS 130.

(f)	Recent Accounting Pronouncements

Comprehensive Income

In April 2005, the CICA issued Handbook Section 1530 “Comprehensive Income”, which exposes reporting and disclosure recommendations with respect to comprehensive income and its components. Comprehensive income is the change in shareholders’ equity, which results from transactions and events from sources other than the Company’s shareholders. These transactions and events include unrealized gains and losses resulting from changes in the fair value of certain financial instruments. This section applies to fiscal years commencing on or after October 1, 2006.

Financial Instruments

In April 2005, the CICA issued Handbook Section 3855 “Financial Instruments - Recognition and Measurement”. It exposes the standards for recognizing and measuring financial instrument on the balance sheet and the standards for reporting gains and losses in the financial statements. Financial assets available for sale, assets and liabilities held for trading, and derivative instruments, whether part of hedging relationship or not, have to be measured at fair value. This section applies to fiscal years commencing on or after October 1, 2006. The Company is currently evaluating the impact of adopting these recommendations, on its consolidated financial statements.

Hedge Accounting

In April 2005, the CICA issued Handbook Section 3865 “Hedges”, which describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from the derivative financial instruments in the same period as for those related to the hedged item. This section applies to fiscal years commencing on or after October 1, 2006. The Company does not currently have any hedging relationships.

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) For the years ended December 31, 2006, 2005 and 2004
13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
(f)	Recent Accounting Pronouncements (continued)

Changes in Accounting Policies and Estimates

In July 2006, the CICA issued section 1506, “Changes in Accounting Policies and Estimates, and Errors” to replace the existing Section 1506, Accounting Changes. This section applies to fiscal years beginning on or after January 1, 2007, and is therefore effective for the Company in fiscal 2008.

Accounting Standards in Canada

For the next five years, CICA will adopt its new strategic plan for the direction of accounting standards in Canada, which was ratified in January 2006. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”) over the next five years. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

Accounting for Stripping Costs Incurred during Production in the Mining Industry

In January 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (EITF 04-6), which requires that stripping costs be included in costs of sales as incurred beginning in fiscal 2007. The Company believes this consensus will have no effect on the financial statements until such time as the Company has a mine or mines in production.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on the financial statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 “Fair Value Measurements”. SFAS 157 will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 “Fair Value Measurements” will have on the financial statements.

Prior Year Misstatements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the fiscal year ending after November 15, 2006 by recording necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The adoption of SAB 108 did not have a material impact on the Company’s financial condition or results of operations.

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) For the years ended December 31, 2006, 2005 and 2004
13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
(f)	Recent Accounting Pronouncements (continued)

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” including an amendment to SFAS 115. This standard permits a company to choose to report certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluation the impact of SFAS 159 will have on its financial condition and results of operations.

Accounting for Derivative Instruments and Hedging Activities

The Securities and Exchange Commission (“SEC”) and the FASB have issued recent interpretations for U.S. GAAP that suggest that warrants with an exercise price that is different from the entity’s functional currency cannot be classified as equity. As a result, these instruments should be treated as derivatives and recorded as liabilities which and are carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations. The Company’s functional currency is the Canadian dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars. Under Canadian GAAP, warrants to purchase common shares are accounted for as a component of shareholders’ equity.

The recent SEC and FASB interpretations relate to FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock”. The FASB has initiated a project to determine the accounting treatment for certain equity instruments with elements of foreign currency risk. The project is expected to provide further guidance with respect to U.S. GAAP accounting for such items. The Company expects the adoption of this guidance will not have a material impact on its results of operations.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2007

(Expressed in Canadian Dollars)

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

(Unaudited)

Three Months Ended March 31, 2007

Responsibility for Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements for Northwestern Mineral Ventures Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2006 audited consolidated financial statements. Only changes in accounting information have been disclosed in these interim consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated interim financial statements have been fairly presented.

The independent auditor of Northwestern Mineral Ventures Inc. has not performed a review of the unaudited interim consolidated financial statements for the three months ended March 31, 2007 and March 31, 2006.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

As at March 31	2007	2006
Assets
Current
Cash	$13,542,269	$5,482,407
Short term investment	—	9,426,384
Amounts receivable and prepaid expenses	168,749	118,174
	13,711,018	15,026,965
Property expenditures advances	696,422	133,092
Fixed assets (Note 3)	129,015	143,219
Interest in exploration properties and deferred exploration expenditures (Note 4 and statement)	4,623,509	4,187,430
	$19,159,964	$19,490,706
Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$290,981	$383,366
Shareholders’ equity
Common shares (statement)	18,553,026	18,478,026
Warrants (Note 5 and statement)	3,949,982	3,949,982
Contributed surplus (Note 6 and statement)	2,091,765	2,035,447
Accumulated deficit	(5,725,790)	(5,356,115)
	18,868,983	19,107,340
	$19,159,964	$19,490,706

NATURE OF OPERATIONS (Note 1)

COMMITMENTS (Note 4 and Note 4 of the December 31, 2006 audited consolidated financial statements)

SUBSEQUENT EVENTS (Note 9)

APPROVED ON BEHALF OF THE BOARD:

Signed “Marek Kreczmer”, Director

Signed “Simon Lawrence”, Director

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Expressed in Canadian Dollars)

(Unaudited)

For the three months ended March 31,	2007	2006	Cumulative from inception to March 31, 2007

Expenses
Stock based compensation expense (Note 6)	$56,318	$400,912	$2,120,113
Investor relations and promotion	79,475	113,137	1,115,524
Shareholders information	21,149	12,173	121,344
Management and administrative services	121,235	53,500	945,707
Professional fees	20,800	7,574	341,934
Regulatory fees	12,300	23,202	210,531
Office and administration	38,425	20,890	281,740
Travel expenses	19,020	17,084	175,192
Government fees and taxes	—	—	19,503
Foreign exchange (gain) loss	(474)	—	(10,382)
Amortization	1,427	503	7,699
	369,675	648,975	5,328,905
Net loss for the period and from inception before the following:	369,675	648,975	5,328,905
Exploration properties and deferred exploration expenditures written-off	—	—	810,941
Net loss for the period and from inception before taxes:	369,675	648,975	6,139,846
Future income tax (recovery)	—	(368,856)	(414,056)
Net loss and comprehensive loss for the period and from inception	369,675	280,119	5,725,790
ACCUMULATED DEFICIT, beginning of period	5,356,115	2,934,631	—
ACCUMULATED DEFICIT, end of period	$5,725,790	$3,214,750	$5,725,790
Basic and diluted loss per share	$0.00	$0.00
Weighted average number of common shares	104,545,643	80,787,273

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

For the three months ended March 31,	2007	2006	Cumulative from inception to March 31, 2007

Cash provided by (used in)
OPERATING ACTIVITIES
Net loss for the period and from inception	$(369,675)	$(280,119)	$(5,725,790)
Stock based compensation expense (Note 6)	56,318	400,912	2,120,113
Future income tax recovery	—	(368,856)	(414,056)
Amortization	1,427	503	7,699
Exploration properties and deferred exploration expenditures written-off	—	—	810,941
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(50,575)	33,900	(168,648)
Accounts payable and accrued liabilities	(92,385)	(44,131)	97,761
	(454,890)	(257,791)	(3,271,980)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	—	(9,985)	16,757,758
Issue of warrants	—	—	4,362,275
Exercise of warrants	—	543,363	953,851
Exercise of options	—	43,200	330,700
Issue of special warrants, net of issue costs	—	—	195,409
	—	576,578	22,599,993
INVESTING ACTIVITIES
Fixed asset purchases	(10,537)	—	(176,781)
Interest in exploration properties and deferred exploration	(724,711)	(692,828)	(5,608,963)
Redemption of short term investment	9,250,000	—	—
	8,514,752	(692,828)	(5,785,744)
Increase in cash	8,059,862	(374,041)	13,542,269
Cash, beginning of period	5,482,407	1,681,524	—
Cash, end of period	$13,542,269	$1,307,483	$13,542,269

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

From Commencement of Operations (September 26, 2003) to March 31, 2007

	Common shares		Special Warrants	Warrants	Contributed Surplus	Accumulated Deficit	Total
	#	$	$	$	$	$	$
Issue of shares for cash	4,000,000	101	—	—	—	—	101
Issue of special warrants for cash	—	—	195,409	—	—	—	195,409
Loss for the year	—	—	—	—	—	(33,097)	(33,097)

Balance, December 31, 2003	4,000,000	101	195,409	—	—	(33,097)	162,413
Public offering, net of issue costs	60,000,000	1,321,537	—	—	—	—	1,321,537
Conversion of special warrants	8,000,000	195,409	(195,409)	—	—	—	—
Flow through private placement, net of issue costs	412,000	114,891	—	—	—	—	114,891
Stock based compensation	—	—	—	—	424,183	—	424,183
Private placement, net of issue costs	2,909,000	539,911	—	256,935	—	—	796,846
Loss for the year	—	—	—	—	—	(1,121,460)	(1,121,460)

Balance, December 31, 2004	75,321,000	2,171,849	—	256,935	424,183	(1,154,557)	1,698,410
Private placement, net of issue costs	3,950,090	1,636,155	—	222,749	—	—	1,858,904
Exercise of stock options	200,000	101,500	—	—	(44,000)	—	57,500
Flow through tax effect on date of renunciation	—	(45,200)	—	—	—	—	(45,200)
Stock based compensation	—	—	—	—	493,468	—	493,468
Exercise of warrants	455,000	283,475	—	(62,600)	—	—	220,875
Shares issued for interest in exploration properties and deferred exploration expenditures	300,000	182,000	—	—	—	—	182,000
Loss for the year	—	—	—	—	—	(1,780,074)	(1,780,074)

Balance, December 31, 2005	80,226,090	4,329,779	—	417,084	873,651	(2,934,631)	2,685,883

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Shareholders’ Equity (Continued)

(Expressed in Canadian Dollars)

(Unaudited)

From Commencement of Operations (September 26, 2003) to March 31, 2007

	Common shares		Special Warrants	Warrants	Contributed Surplus	Accumulated Deficit	Total
	#	$	$	$	$	$	$

Balance, December 31, 2005	80,226,090	4,329,779	—	417,084	873,651	(2,934,631)	2,685,883
Private placement, net of issue costs	21,144,027	12,555,474	—	3,982,884	—	—	16,538,358
Exercise of stock options	920,000	476,800	—	—	(203,600)	—	273,200
Flow through tax effect on date of renunciation	—	(295,085)	—	(73,771)	—	—	(368,856)
Stock based compensation	—	—	—	—	1,197,663	—	1,197,663
Shares issued for interest in exploration properties and deferred exploration expenditures	640,000	469,600	—	—	—	—	469,600
Exercise of warrants	1,559,636	941,458	—	(208,482)	—	—	732,976
Expired warrants	—	—	—	(167,733)	167,733	—	—
Loss for the year	—	—	—	—	—	(2,421,484)	(2,421,484)

Balance, December 31, 2006	104,489,753	18,478,026	—	3,949,982	2,035,447	(5,356,115)	19,107,340
Shares issued for interest in exploration properties and deferred exploration expenditures (Note 4(a))	100,000	75,000	—	—	—	—	75,000
Stock-based compensation (Note 6)	—	—	—	—	56,318	—	56,318
Loss for the period	—	—	—	—	—	(369,675)	(369,675)

Balance, March 31, 2007	104,589,753	18,553,026	—	3,949,982	2,091,765	(5,725,790)	18,868,983

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Shareholders’ Equity (Continued)

(Expressed in Canadian Dollars)

(Unaudited)

Three months ended March 31, 2006

	Common shares		Special Warrants	Warrants	Contributed Surplus	Accumulated Deficit	Total
	#	$	$	$	$	$	$
Balance, December 31, 2005	80,226,090	4,329,779	—	417,084	873,651	(2,934,631)	2,685,883
Exercise of stock options	120,000	70,800	—	—	(27,600)	—	43,200
Cost of issue	—	(9,985)	—	—	—	—	(9,985)
Flow through tax effect on date of
renunciation	—	(368,856)	—	—	—	—	(368,856)
Stock based compensation	—	—	—	—	452,431	—	452,431
Exercise of warrants	1,170,500	696,658	—	(153,295)	—	—	543,363
Loss for the period	—	—	—	—	—	(280,119)	(280,119)
Balance, March 31, 2006	81,516,590	4,718,396	—	263,789	1,298,482	(3,214,750)	3,065,917

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Interest in Exploration Properties and Deferred Exploration

Expenditures

(Expressed in Canadian Dollars)

(Unaudited)

For the three months ended March 31,	2007	2006	Cumulative from inception to March 31, 2007
Picachos Project, Mexico
Opening balance	$1,260,664	$750,906	$—
Geological, reports and maps	119	—	201,664
Labour	—	—	8,830
Earthwork and roads	1,923	—	7,940
Line and grid cutting	—	—	15,121
Geophysics	43,669	—	131,425
Camp costs	1,947	—	29,089
Transportation	—	—	6,386
Management fees	—	—	8,965
Professional fees	—	—	12,139
Drilling	—	—	5,690
Option payments	—	—	517,904
Staking	—	—	15,926
General	18,946	1,022	48,156
Analysis and assaying	—	—	127,346
Exploration advance	—	37,206	297,739
Interest income	(17,507)	(2,965)	(124,559)
Activity during the period	49,097	35,263	1,309,761
Closing balance	$1,309,761	$786,169	$1,309,761

Waterbury Project, Canada
Opening balance	$939,967	$169,747	$—
Assays	—	—	5,464
Geological, reports and maps	810	—	82,104
Drilling	—	125,000	221,912
Geophysics	810	231,849	329,806
Labour	—	—	69,500
Professional fees	—	—	10,799
Management fees	—	43,355	73,478
Operating costs	—	—	118,846
Option payment	25,000	—	197,050
Administration	150	—	150
Government assistance	(3,378)	—	(47,914)
Interest income	(6,149)	(2,965)	(103,985)
Activity during the period	17,243	397,239	957,210
Closing balance	$957,210	$566,986	$957,210

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Interest in Exploration Properties and Deferred Exploration

Expenditures

(Expressed in Canadian Dollars)

(Unaudited)

For the three months ended March 31,	2007	2006	Cumulative from inception to March 31, 2007
Fire Fly Project, United States
Opening balance	$—	$114,697	$—
Geological, reports and maps	—	3,506	34,692
Professional fees	—	—	8,173
Option payment	—	—	58,485
Exploration advance	—	—	7,500
Consulting	—	10,295	23,707
Claim staking	—	—	22,238
Field expenses	—	—	1,659
Geotechnician	—	—	8,588
General	—	2,916	8,102
Travel and accommodation	—	4,047	4,691
Rentals	—	—	4,586
Interest income	—	(2,965)	(19,175)
Activity during the period	—	17,799	163,246
Write-off of Fire Fly Project	—	—	(163,246)
Closing balance	$—	$132,496	$—
Irhazer and In Gall Projects, Niger
Opening balance	$1,097,599	$40,351	$—
Project administration costs	42,786	81,168	367,965
Acquisition costs	—	213,818	223,848
Camp costs	6,846	—	13,452
Environmental	54,056	—	150,572
Geological	9,852	—	27,100
Geophysical	173,973	—	272,955
Line and grid cutting	9,235	—	13,625
Surveys	—	—	422,666
Interest income	(78,009)	(2,963)	(175,845)
Activity during the period	218,739	292,023	1,316,338
Closing balance	$1,316,338	$332,374	$1,316,338

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Interest in Exploration Properties and Deferred Exploration

Expenditures

(Expressed in Canadian Dollars)

(Unaudited)

For the three months ended March 31,	2007	2006	Cumulative from inception to March 31, 2007
North Rae Uranium Project, Canada
Opening balance	$889,200	$—	$—
Acquisition costs	80,000	—	80,000
Geophysical	3,360	—	15,162
Environmental	—	—	—
Exploration	—	—	716,190
Staking	—	—	81,950
Acquisition costs	—	51,623	97,084
Professional fees	1,658	—	58,464
Administration	5,104	—	9,127
Interest income	(23,691)	—	(102,346)
Activity during the period	66,431	51,623	955,631
Closing balance	$955,631	$51,623	$955,631
Daniel Lake Uranium Project, Canada (Note 4(a))
Opening balance	$—	$—	$—
Staking	37,044	—	37,044
Professional fees	2,285	—	2,285
Acquisition costs	75,000	—	75,000
Geophysical	400	—	400
Interest income	(30,160)	—	(30,160)
Activity during the period	84,569	—	84,569
Closing balance	$84,569	$—	$84,569
TOTAL	$4,623,509	$1,869,648	$4,623,509

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) (Unaudited) Three months ended March 31, 2007
1.	NATURE OF OPERATIONS

Northwestern Mineral Ventures Inc. (the “Company” or “Northwestern”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated September 26, 2003. The Company, which is in the exploration stage, is engaged in the acquisition, exploration and development of mining properties with a focus on uranium. Currently it has interests in Canada, Mexico and Niger. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the exploration properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production. Northwestern is listed on the NASD Bulletin Board under the symbol “NWTMF”, the TSX Venture Exchange under the symbol “NWT” and on the Frankfurt Stock Exchange as “NMV”.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations and the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values. Some of the Company’s exploration properties are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at March 31, 2007 the Company had cash of $13,542,269 and working capital of $13,420,037. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing period as they fall due.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2007 may not necessarily be indicative of the results that may be expected for the year ended December 31, 2007.

The consolidated balance sheet at December 31, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2006, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2006.

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) (Unaudited) Three months ended March 31, 2007
2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Financial instruments, comprehensive income (loss) and hedges

In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 1530, “Comprehensive Income”, and 3865, “Hedges”. These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods have not been restated. The Company has adopted these new standards effective January 1, 2007.

(a) Financial instruments - recognition and measurement

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

•	All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;
•

All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and

•	All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

(b) Comprehensive income (loss)

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

(c) Hedges

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

(d) Impact upon adoption of Sections 1530, 3855 and 3865

Under adoption of these new standards, the Company designated its cash as held-for-trading, which is measured at fair value. Amounts receivable is classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

The adoption of these Handbook Sections had no impact on opening deficit.

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) (Unaudited) Three months ended March 31, 2007
2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Future accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

3.	FIXED ASSETS

	Cost	Accumulated Depreciation	Net Carrying Value March 31, 2007	Cost	Accumulated Amortization	Net Carrying Value December 31, 2006
Computer equipment	$38,654	$8,374	$30,280	$34,120	$6,413	$27,707
Furniture and fixtures	11,598	1,076	10,522	11,598	585	11,013
Leasehold improvements	1,283	170	1,113	1,283	106	1,177
Field equipment	46,594	1,738	44,856	40,591	994	39,597
Vehicle	78,652	36,408	42,244	78,652	14,927	63,725
	$176,781	$47,766	$129,015	$166,244	$23,025	$143,219
4.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

On a quarterly basis, management of the Company review exploration costs to ensure deferred expenditures included only costs and projects that are eligible for capitalization. Specific changes to mineral properties that occurred from January 1, 2007 to March 31, 2007 are as follows:

a)	Daniel Lake Uranium Project

On January 24, 2007, the Company entered into a definitive option agreement with Azimut Exploration Inc. (“Azimut”) to expand their uranium project in the Ungava Bay region of northern Quebec. Under the terms of the agreement, Northwestern will acquire controlling interest in a second property that is contiguous with its North Rae Uranium Project disclosed in Note 4(f) of the December 31, 2006 audited consolidated financial statements. This new property, Daniel Lake Uranium Project, consists of an additional two blocks representing 862 claims with a total area of 390.3Km2 or 96,445 acres (39,030 hectares).

NORTHWESTERN MINERAL VENTURES INC. (AN EXPLORATION STAGE COMPANY) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) (Unaudited) Three months ended March 31, 2007
4.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)
a)	Daniel Lake Uranium Project (Continued)

Under the terms of the definitive option agreement, Northwestern will pay $230,000 in cash installments over a four-year period and issue 200,000 common shares (100,000 issued and valued at $75,000). An initial payment of $50,000 is due within 15 days of the option agreement and $30,000 is payable upon the first anniversary of the option agreement. Northwestern will also spend a total of $2.6 million in exploration expenditures on the property in tranches over five years, of which the Company has committed to incur expenditures of $300,000 during the first year of the agreement to earn an initial 50% interest in the project from Azimut, at which stage Azimut would retain a 2% yellow cake royalty. Shares will be issued in two stages with 100,000 common shares to be issued upon the first anniversary of the option agreement (subject in each case to TSX Venture Exchange approval). Shares are subject to all required regulatory hold periods. Northwestern can subsequently increase its ownership to 65% by issuing an additional 100,000 common shares and paying an additional $150,000 in cash over an additional five years. To earn its 65% interest, Northwestern must also incur a minimum additional $1.0 million in exploration expenditures over five years and produce a bankable feasibility study during the five-year period, subject to extension in certain circumstances. In the event Northwestern does not elect to increase its interest in the property up to 65% once it has fully exercised its 50% option, it shall pay Azimut a final cash payment of $100,000.

b)	Waterbury Property Agreement

On March 30, 2007, the option agreement with CanAlaska described in Note 4(c) of the December 31, 2006 audited consolidated financial statements was amended. The new terms require the Company to make a cash payment of $25,000 (paid March 30, 2007) instead of $50,000 by April 1, 2007 and $75,000 instead of $50,000 by April 1, 2008. The Northwestern shares that were to be issued to CanAlaska by April 1, 2007 can now be issued on or before April 1, 2008. The Company has agreed to commit to an additional $511,000 for the 2007 exploration program, resulting in a total exploration expenditure commitment of $1,200,000 on the property for 2007.

c)	North Rae Uranium Project

The Company finalized the North Rae Option Agreement with Azimut on January 9, 2007 following a Letter of Intent dated March 2, 2006. Under the terms of the agreement, the Company can earn an initial 50% in the property by incurring $2.9 million in work expenditures, paying $210,000 cash and issuing 150,000 common shares over the next five years. Northwestern can subsequently increase its interest to 65% by making cash payments totaling $100,000, issuing 100,000 common shares, incurring $1,000,000 ($200,000/year) in work expenditures over the next five years and delivering a bankable feasibility study. Azimut retains a 2% yellow cake royalty.

On April 17, 2007, 50,000 common shares of the Company valued at $40,500, were issued to Azimut as per the letter of agreement described in Note 4(f) of the December 31, 2006 audited consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

Three months ended March 31, 2007

5.	COMMON SHARE PURCHASE WARRANTS AND BROKER WARRANTS

The following table represents a continuity of warrants for the three months ended March 31, 2007:

Expiry Date	Exercise Price	January 1, 2007 Balance	Issued	Exercised	Expired	March 31, 2007 Balance	March 31, 2007 Fair Value ($)

Warrants
December 21, 2007	$0.70	454,543	—	—	—	454,543	48,282
May 5, 2008	$1.15	10,572,013	—	—	—	10,572,013	3,138,900
		11,026,556	—	—	—	11,026,556	3,187,182

Broker Warrants
November 5, 2007	$1.15	1,480,082	—	—	—	1,480,082	762,800
		12,506,638	—	—	—	12,506,638	3,949,982
6.	STOCK OPTIONS

The following table represents a continuity of stock options for the three months ended March 31, 2007:

	Number of Stock Options	Weighted Average Exercise Price $
Opening Balance	3,580,000	0.630
Options granted (1)	250,000	0.840
Ending Balance	3,830,000	0.644

(1) On January 1, 2007, the Company granted 250,000 incentive stock options to a consultant, pursuant to the Company’s Stock Option Plan, at an exercise price of $0.84 per share. The options are exercisable for a period of five years. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 84.81%; risk-free interest rate of 3.90% and an expected average life of 3.5 years. The estimated value of $125,750 will be classified as stock based compensation and credited to contributed surplus as the options vest. The options vest over a two-year period. For the three months ended March 31, 2007, the impact on earnings was $32,747.

(2) During the period, $23,571 in stock based compensation from previously issued stock options were expensed.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

Three months ended March 31, 2007

6.	STOCK OPTIONS (Continued)

As at March 31, 2007, the Company had the following stock options outstanding:

Number of Options	Exercisable Options	Exercise Price ($)	Expiry Date
600,000	600,000	0.3375	April 23, 2007 (Note 9(d))
80,000	80,000	0.47	August 2, 2008
1,900,000	1,900,000	0.75	October 14, 2010
650,000	650,000	0.68	May 25, 2011
250,000	62,500	0.44	September 6, 2011
100,000	25,000	0.40	September 20, 2011
250,000	—	0.84	January 1, 2012
3,830,000	3,317,500
7.	RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2007, the Company incurred $92,500 (March 31, 2006 - $53,500) for consulting and directors fees rendered by directors and officers of the Company. The entire amount has been expensed in the statement of operations and deficit. Included in accounts payable and accrued liabilities at March 31, 2007 is $12,556 (March 31, 2006 - $8,145) owing to these related parties.

See Note 4(b) of the audited December 31, 2006 consolidated financial statements with respect to certain officers and directors of the Company being directors of RNC.

These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

8.	SEGMENTED INFORMATION

The Company’s principal operations are the acquisition, exploration and development of mineral properties. All exploration properties are situated in Canada, Mexico and Niger.

	March 31, 2007	December 31, 2006
Canada	$16,410,318	$16,992,448
Mexico	1,328,330	1,278,025
Niger	1,421,316	1,220,233
	$19,159,964	$19,490,706

Substantially all of the Company’s operating expenses are incurred in Canada.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

Three months ended March 31, 2007

9.	SUBSEQUENT EVENTS

a) On April 17, 2007, Primoris Group Inc. have been granted an option to purchase an additional 200,000 shares of the Company at an exercise price of C$0.81 per share for a period of up to five years, expiring April 17, 2012. The options will vest in tranches over 12 months, with no more than 25% vesting in any single three-month period.

b) On April 30, 2007, 100,000 stock options have been granted to one of its officers, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of C$0.77. The options will vest in stages over two years and expire on April 30, 2012.

c) On May 8, 2007, 25,000 stock options have been granted to an employee, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of C$0.85. The options will vest in stages over two years and expire on May 8, 2012.

d) Subsequent to March 31, 2007, 600,000 options exercisable at $0.3375 per share were exercised.